
02044814

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL PROCESSING
JUL 0 1 2002
WASH. D.C. 164 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For year ended December 31, 2001

Commission File No. 1-442

BAO VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

BAO VOLUNTARY SAVINGS PLAN

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO VOLUNTARY SAVINGS PLAN

By ________________________
Scott M. Buchanan
Director, Employee Benefits Operations

Date: JUN 28 2002

BAO VOLUNTARY SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

BAO VOLUNTARY SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the BAO Voluntary Savings Plan (the Plan) as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2002

Deloitte
Touche
Tohmatsu

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$42,734,258	$ –
Mutual funds		7,712,132
Boeing common stock		649,982
Loans to Members	753,168	215,570
Investments, at contract value:		
Guaranteed investment contracts		1,829,816
	43,487,426	10,407,500
Receivables:		
Employer contributions	87,609	
Total assets	43,575,035	10,407,500
LIABILITIES:		
Administrative expenses payable		5,256
NET ASSETS AVAILABLE FOR BENEFITS	$43,575,035	$10,402,244

5

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income:		
Income from Master Trust	$ 1,511,953	$ –
Investment income	219,086	260,722
Net depreciation in fair value of investments	(1,265,295)	(191,945)
Income from loans	15,661	
Contributions:		
Employer	2,695,393	2,086,829
Members	1,296,553	891,831
Total additions	4,473,351	3,047,437
DEDUCTIONS:		
Benefits and withdrawals	973,513	987,262
Administrative expenses	20,373	23,024
	993,886	1,010,286
ASSETS TRANSFERRED FROM OTHER PLANS, net	29,693,326	
NET ADDITIONS	33,172,791	2,037,151
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	10,402,244	8,365,093
End of year	$43,575,035	$ 10,402,244

6

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the BAO Voluntary Savings Plan (the Plan), formerly the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees, provides only general information. Eligible participants as defined by the Plan (Members) should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution savings plan that covers substantially all employees of Boeing Aerospace Operation, Inc. (the Company). Eligible employees may elect to participate on the first day of the month following their employment commencement date.

Investors Bank & Trust Company served as trustee from April 21, 2000, to May 31, 2001. Universal Pensions, Inc. and Sterling Trust Company served as recordkeeper and custodian, respectively, from June 1, 2001, to November 13, 2001.

Effective October 19, 2001, the Plan name was changed from the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees to the BAO Voluntary Savings Plan. On November 13, 2001, the BAO Deferred Compensation Voluntary Savings Plan, the BAO Retirement and Savings Plan, and the Voluntary Savings Plan for BAO Florida IAM Employees merged into the Plan. Simultaneous with the merger of these plans, the assets were transferred to the Voluntary Investment Plan and Employee Financial Security Plan Master Trust (Master Trust). State Street Bank and Trust Company (SSBT) serves as trustee for the Master Trust.

Contributions: Under terms of the Plan, Members may make contributions by electing to defer between 1% and 15% of their base compensation, subject to statutory limitations. Members may change their elective contribution percentages at any time, to be effective between one and two pay periods thereafter.

Under the terms of the Plan, the Company may make a matching contribution for certain eligible Members based on the union or government contract they are in.

The Company may also contribute a defined percentage of base compensation to a fully vested retirement account for eligible Members, based on the contract they are in.

Vesting: Effective October 19, 2001, Members are immediately vested in all Plan contributions and earnings thereon.

Loans: Members are permitted to borrow up to 50% of their total vested account balance. The Plan requires that loans must be at least $1,000 and not exceed $50,000. The interest rate on new loans is set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 5.0% to 9.5% for the year ended December 31, 2001. Loan repayments, consisting of principal and interest, are made through regular payroll deductions over a period of up to 60 months for personal loans and over a longer period for loans used to finance the purchase of a principal residence. Interest on loans is credited to the Member's account. If a Member's employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member or, in the case of death, the Member's beneficiary.

Benefits: Benefits are payable as a lump sum to a Member upon termination of service or, in the case of death, to the Member's beneficiary. Upon termination Members may elect to defer receipt of payment. Members who have reached age 65 prior to retirement may have the option of receiving partial distributions with the balance remaining in the Plan; installment distributions scheduled monthly, quarterly, semiannually or annually, with the balance remaining in the Plan; rollover into another qualified plan or Individual Retirement Account (IRA); or they may elect for a total distribution. A Member who reaches age 70½ and remains employed on the April 1 following the year the Member reaches age 70½ may elect to receive payment or, if no election is made, payment is deferred until termination of service.

Withdrawals: A Member may elect to withdraw all or part of his or her employee contribution account on or after the date the Member attains age 59-1/2 and may withdraw funds from the after-tax contribution portion of his or her account at any time. Member withdrawals from pretax contribution accounts and rollover accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal.

Termination: In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members upon request.

Investment options: Upon enrollment in the Plan, Members may direct their and any employer matching contributions to 11 investment options of the Master Trust. Funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

Prior to the assets of the Plan moving to the Master Trust, the Plan offered four investment options.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein at the date of the financial statements. Actual results could differ from those estimates.

Valuation of investments: Investments, including those in the Master Trust, are valued as follows:

a) Shares in mutual funds are valued at quoted market prices that represent the net asset value as of the last trading day of the year.

b) Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the total net assets at end of year quoted fair values by the outstanding units.

c) Guaranteed investment contracts (GICs) are valued at contract value.

d) Company stock is valued at the closing price as of the last trading day of the year.

8

e) The Short Term Investment fund is a common/collective trust fund and is valued as such. The assets in the fund are stated at amortized cost, which approximates fair value.

f) Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or purchases date in the current year and either the sales price or the end of year fair value.

Insurance contracts excluded from Plan assets: Upon retirement, Members may elect to receive a lump-sum payment or receive equal installment payments for five or 10 years. If the latter election is made, the Plan will purchase an annuity contract from a life insurance company selected by the Employee Benefit Plans Committee of The Boeing Company. The contracts are excluded from Plan assets.

Benefits and withdrawals: Benefits and withdrawals are recorded when paid.

Forfeitures: Upon termination of service prior to October 19, 2001, any portion of the balance in a Member's Company account that was not vested was forfeited and applied to reduce the amount of Company contributions. The amount available to reduce future Company contributions is $47,531 at December 31, 2001.

Expenses: Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

NOTE 3: GUARANTEED INVESTMENT CONTRACTS

For the Plan year ended December 31, 2000, the Plan included a stable value option, which held GICs with the following insurance companies: New York Life Insurance Company (New York Life), Travelers Life and Annuity Insurance Company (Travelers Life and Annuity), Metropolitan Life Insurance Company (Metropolitan Life), and John Hancock Life Insurance Company (John Hancock Life) (collectively, the Insurance Companies). The contracts were included in the financial statements at contract value (which represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they were fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values, average yields, and crediting rates for the GICs at December 31, 2000, are summarized in the table below:

Contract	Fair value	Average yield	Crediting rate
New York Life 30493	$ 95,108	6.53 %	6.53 %
New York Life 30493002	171,872	5.48	5.48
New York Life 30493003	320,021	6.65	6.65
John Hancock Life 8755	150,378	6.79	6.79
Travelers Life and Annuity 17265	160,608	5.83	5.83
John Hancock Life 9665	287,302	6.60	6.60
Metropolitan Life 25305	644,527	7.29	7.29

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Effective November 13, 2001, GICs held by the Plan were assigned to the BAO Stable Value Fund in the Master Trust.

NOTE 4: NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

The Plan's investments were transferred to the Master Trust at November 13, 2001. All investment gains and losses subsequent to November 13, 2001, are reflected in the income allocation from the Master Trust. For the period ended November 13, 2001, and year ended December 31, 2000, net realized and unrealized loss on investments by type of investment (including investments bought and sold, as well as held) was as follows:

	2001	2000
Mutual funds	$ (779,759)	$ (395,211)
Boeing common stock	(485,536)	203,266
	$ (1,265,295)	$ (191,945)

NOTE 5: MASTER TRUST

At January 1, 2001, the Master Trust held certain plan assets for The Boeing Company Voluntary Investment Plan and The Boeing Company Employee Financial Security Plan. During the 2001 plan year, the following plans moved into the Master Trust: effective March 28, 2001, Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation; effective June 27, 2001, Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan and Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan; and effective November 13, 2001, BAO Voluntary Savings Plan. The assets are invested and managed jointly and then allocated between the six plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans' Members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans' Members as of that day's end.

The Plan's interest in the Master Trust is $42,734,258, representing .23% of the Master Trust's net assets at December 31, 2001.

The following table presents the fair values of investments for the Master Trust at December 31, 2001:

Investments at fair value:	
Common/collective trusts	$ 7,887,664,287
Registered investment companies	2,810,749,995
Common stock	2,698,872,810
	13,397,287,092
Investments at contract value:	
Guaranteed investment contracts	5,375,458,740
Total Master Trust investments	$ 18,772,745,832

10

Investment income for the Master Trust from November 13, 2001, to December 31, 2001, is as follows:

Appreciation of investments:	
Common/collective trusts	$134,219,559
Registered investment companies	103,411,031
Common stock	330,558,612
Guaranteed investment contracts	2,865,540
Net appreciation of investments	571,054,742
Interest income	40,090,947
Dividend income	30,511,827
Total Master Trust investment income	$641,657,516

NOTE 6: ASSETS TRANSFERRED FROM ANOTHER PLAN

Effective November 13, 2001, based on the closing market values as of November 9, 2001, the market value of the assets of the merged plans transferred to the Master Trust is as follows:

BAO Deferred Compensation Voluntary Savings Plan:	
Stable Value Fund (Guaranteed investment contracts) (Fund A)	$2,917,783
Independence Balanced Fund (Fund B)	669,042
Independence Diversified Core Equity Fund II (Fund C)	2,284,145
Boeing Stock Fund	154,023
Loans	24,550
	$6,049,543
BAO Retirement and Savings Plan:	
Stable Value Fund (Guaranteed investment contracts) (Fund A)	$ 7,490,244
Independence Balanced Fund (Fund B)	3,122,074
Independence Diversified Core Equity Fund II (Fund C)	7,369,955
Boeing Stock Fund	2,224,767
Loans	252,219
	$20,459,259
Voluntary Savings Plan for BAO Florida IAM Employees:	
Stable Value Fund (Guaranteed investment contracts) (Fund A)	$ 1,348,749
Independence Balanced Fund (Fund B)	242,463
Independence Diversified Core Equity Fund II (Fund C)	1,165,098
Boeing Stock Fund	311,280
Loans	116,934
	$ 3,184,524

Each fund's assets were transferred to an investment fund in the Master Trust. The Stable Value Fund was transferred in-kind to SSBT's BAO Stable Value Fund. The Boeing Stock Fund was transferred in-kind. The Independence Balanced Fund and the Independence Diversified Core Equity Fund II were liquidated and the proceeds transferred to SSBT's Balanced Index Fund and S&P 500 Index Fund, respectively. The loan assets were transferred to a SSBT loan account.

11

NOTE 7: SIGNIFICANT INVESTMENTS

At December 31, 2001, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

At December 31, 2000, the following investments represent 5% or more of the Plan's net assets available for benefits:

Issuer	Description	Contract value/ Fair market value
Metropolitan Life Insurance Company	Guaranteed investment contract, 7.29%, due 12/31/02	$ 644,527
John Hancock Life Insurance Company	Independence Diversified Core Equity Fund II	5,164,913
John Hancock Life Insurance Company	Independence Balanced Fund	1,207,894
John Hancock Life Insurance Company	Short Term Investment fund	1,339,325
The Boeing Company	Boeing common stock	649,982

NOTE 8: RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the year ended December 31, 2001:

Net assets available for benefits as reflected in the financial statements	$ 43,575,035
Amounts allocated to withdrawing members	(31,339)
Net assets available for benefits as reflected in the Form 5500	$ 43,543,696

There were no amounts allocated to withdrawing Members at December 31, 2000.

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2001, to the Form 5500:

Benefits paid to members as reflected in the financial statements	$ 973,513
Amounts allocated to withdrawing members at December 31, 2001	31,339
Benefits paid to members as reflected in the Form 5500	$ 1,004,852

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

NOTE 10: SUBSEQUENT EVENTS

Effective January 1, 2002, Company-paid retirement contributions will be increased for certain groups.

In addition, effective January 1, 2002, Company matching contributions will be increased for certain groups.

BAO VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Interest in the Master Trust	$42,734,258
Loans to members	753,168
Total	$43,487,426

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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-73252 and 333-35324 of The Boeing Company on Form S-8 of our report dated June 24, 2001, appearing in the Annual Report on Form 11-K of The BAO Voluntary Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2002